SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

June 5, 2009

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

City of Buenos Aires, June 3rd 2009

To
Comisión Nacional de Valores1
Autonomous City of Buenos Aires

Re.: Banco Macro S.A. provides relevant information.

Please find attached hereto our report on the Code of Corporate Governance, as approved on the date hereof by the Board of Directors of Banco Macro S.A.

Sincerely,

1 Argentine Securities Exchange Commission.

EXHIBIT – REPORT ON THE CODE OF CORPORATE GOVERNANCE

A.	SCOPE OF APPLICATION

The Explanatory Report below follows the guidelines of the rules issued by the Argentine Securities Exchange Commission (CNV) regarding good corporate governance practices, pursuant to which it is appropriate to disclose information specifically related to the acts and procedures of the Board of Directors for the benefit of the shareholders, investors and the market in general. The companies shall explain each year, when submitting the Annual Report of the Board of Directors, their decision not to adhere –either in whole or in part- to such recommendations.

Pursuant to the provisions of General Resolution 516 issued by the Argentine Securities Exchange Commission on October 11, 2007, below we provide a description of each of the recommendations of the Code of Corporate Governance incorporated by Resolution 516/07.

1)	Issuer-Economic Group Relationship

The issuing company, in its capacity as financial entity, applies to the relationships with its economic group, its shareholders and any directly or indirectly related person, the provisions of the Law of Financial and Exchange Entities No. 21526 and the rules and regulations of the relevant Controlling Authority.

On the other hand, as suggested by the best practices and as provided for by law (Business Companies Law), the specific applicable rules and regulations (Decree No. 677/01) and the professional accounting standards (Technical Resolution 21), the issuer informs on transactions carried out with affiliated and related companies (subsidiaries), concentrating its disclosure in notes to the financial statements. In addition, the information disclosed includes relevant transactions carried out with the shareholders and managers, in usual market conditions.

2)	Incorporation of the Provisions of the Code of Corporate Governance into the Company’s By-laws

The Board of Directors believes that in this initial stage of establishment and disclosure of the Corporate Governance practices as the basis for the subsequent development thereof, it is not necessary to include all the provisions of the Code of Corporate Governance in the Company’s By-laws and that the same shall be incorporated on a gradual basis.

Notwithstanding the above, the organization currently has instruments such as the Code of Corporate Governance, the Code of Ethics, the Code of Business Conduct and the Code of Investor Protection, which set up a general framework for the protection of shareholders, investors, employees and other market agents.

B.	BOARD OF DIRECTORS – GENERAL PROVISIONS

3)	Responsibility for the Company’s Strategy

The Board of Directors of Banco Macro S.A. is responsible for the management of the Company and as such it approves the general policies and strategies as are appropriate for the different moments of existence of the Company, and in particular:

a) A business plan that establishes management goals and annual budget.

In order to foster a transparent administration, the Board of Directors is responsible for the preparation of the Strategic or Business Plan. The Business Plan is in turn submitted to the BCRA (Central Bank of the Republic of Argentina), in compliance with the rules in force.

b) An investment and financing policy that is part of the annual budget.

The Board of Directors is in charge of the Investment and Financing Policy, and this policy is considered a substantial aspect of the Bank’s daily management and long-term management.

Taking into account its extreme importance, the board of directors decided to establish for the development and administration thereof, the assets and liabilities committee in charge of determining the financial strategy of the institution, making a deep market analysis and setting up the institutional policies regarding assets, liabilities and market, liquidity, rate and currency risk management.

On the other hand, each year the Company prepares the expenses and investment budget, which is approved by the board of directors and forms part of the Bank’s integral management system.

c) A Corporate Governance Policy.

The corporate governance policy for the Bank is generally in compliance with the guidelines described in this report.

d) A Corporate Social Responsibility Policy.

Banco Macro is aware of the social responsibility it has with the community in which it carries out its activity.

The corporate social responsibility department has the mission to collaborate with the incorporation of corporate social responsibility standards within the Bank, directly linking the different areas with the interest groups to which they relate. This allows for the creation of permanent dialogue and joint work situations ultimately aimed at creating social value and developing policies oriented to the growth of a country identified with justice, solidarity and equity.

Each year, the Company publishes and discloses its corporate social responsibility report, in which the Company includes information in connection with the entity’s main groups of interest: customers, companies, vendors/suppliers, human resources and the community generally.

e) Risk Control and Management Policies.

Taking into account the entity’s policy and in order to implement the guidelines for adequate risk management, Banco Macro has decided to implement the risk management framework policy, which introduces the definition of the structures and functions involved in daily risk management procedures.

In that sense, corporate risk management is the process carried out by the Bank’s board of directors, general sub-managers, department managers and officers, including all the staff. Such management is applicable to the definition of strategies and is designed to identify potential events that may affect the organization, manage the effects thereof within the accepted risk range and provide reasonable assurance as to the achievement of the goals.

Consequently, there is an integral policy and several specific policies for each risk to which the Bank is exposed.

f) Development of Continuous Training Programs for Directors and Top Management Executives.

The Board of Directors considers it is not necessary to establish a specific training program for its members since they all have vast knowledge acquired from their experience in the financial market, and participate, as well, on a regular basis as speakers, lecturers or audience in the Bank’s business-related events, seminars and conferences.

As to the top management executives, each year the human resources department designs and implements the training and development program.

4)	Management Control

Banco Macro has a management control system designed to guarantee the creation, interpretation and analysis of the strategic information, as appropriate for the entity’s management control and budgets.

This allows an orderly and complete assistance to management levels in decision making processes.

5)	Information and Internal Control - Risk Management

The Board of Directors has a risk Management framework policy that introduces the definition of structures and functions involved in daily risk management activities. Although it is a process that starts at the management level and that has been designed to provide reasonable assurance to the fulfillment of its purposes, each actor plays a particular role, to wit:

Board of Directors: outlines the goals and policies and is the one that establishes and approves the rules.

Operative Risk Committee: determines the procedures to be implemented by the entity to manage defined risks.

Managers: carry out the actions ordered by the Board of Directors, collaborating in the implementation of mechanisms designed to minimize or control the risks to which the Company’s business is exposed.

Internal Audit Committee: analyzes all deviations detected both by audits or monitoring routines and by other controlling entities that interact in the organization, evaluates the recommendations and performs the follow-up for the regularization thereof.

Internal Auditor: carries out the plan approved by the audit. Committee and the board of directors and monitors the internal control structure.

The Rest of the Organization: complies with policies, carrying out the designed processes, detecting control deficiencies in transactions and minimizing risks.

6)	Audit Committee

The Bank’s Audit Committee is is composed of three regular directors and one alternate director. All of them are independent directors pursuant to the provisions of the CNV. The independent directors of the Company are members of the audit committee provided for in section 15 of the Decree No. 677/2001 (Public Offering Transparency System).

This rule provides that the companies shall establish an audit committee that shall be composed of three or more members of the board of directors, the majority of which shall be independent directors, pursuant to the criteria established by the CNV.

The function of such committee is to deliver an independent review and efficient supervision of all internal control procedures, the external or independent auditors and the generation of financial information.

7)	Number of Members of the Board of Directors

The board of directors is composed of the number of regular directors appointed by the shareholders’ meeting within the limits fixed by the Company’s by-laws (a minimum of three and a maximum of twelve members).

Directors shall hold office for three fiscal years, and if the shareholders’ meeting appoints nine or more directors, the board of directors shall renew its members by thirds. The shareholders’ meeting shall under no circumstances renew less than three directors each time.

Besides, the shareholders’ meeting may designate the same or a lesser number of alternate directors who shall hold office for the same period of time as regular directors. Both regular directors and alternate directors may be reelected for an indefinite number of periods.

8)	Eligibility

There are no formal requirements to be a member of the board of directors other than those provided for in the applicable rules and regulations.

Compliance with such requirements is evaluated at the time the shareholders’ meeting submits the proposal for the designation of directors and also periodically while holding office.

Regarding the above, the BCRA determines, through its CREFI circulars (Creation and Operation of Financial Entities), the valuation criteria applied in order to grant the authorization to the directors designated by the shareholders’ meeting.

Pursuant to the BCRA rules and regulations, at least 80% of the members of the boards of directors of financial entities must be financially literate and have enough financial-related experience.

In this sense, the background information of the directors appointed by the shareholders’ meeting is also evaluated by the Central Bank and such directors shall not serve as such without the previous consent of the Board of Directors of such Institution.

9)	Simultaneous Service.

The board of directors believes it is appropriate not to limit the number of companies in which the directors and/or auditors of the Bank may serve as such. The board of directors bases the above on the diversity of knowledge and experience that such simultaneous service provides to our directors and/or auditors.

10)	Evaluation of the Board of Directors’ Management Actions

Each year, the Shareholders’ meeting evaluates the management procedures and actions of the Board of Directors during the general shareholders’ meeting held to evaluate and discuss the matters provided for in subsections 1 and 2 of Section 234 of the Argentine Business Companies Law No. 19550. In this regard, it is not appropriate for the Board of Directors to evaluate its own management actions and procedures before such shareholders’ meeting.

11)	Training and Development of Directors

The Board of Directors considers it is not necessary to establish a specific training program for its members since they all have vast knowledge acquired from their experience in the financial market, and participate, as well, on a regular basis as speakers, lecturers or audience in the Bank’s business-related events, seminars and conferences.

C.	DIRECTORS’ INDEPENDENCE (CNV’s General Resolution 516, Exhibit I)

12)	Independent Directors

The board of directors shall recommend the shareholders, at the time the shareholders’ meeting is held to designate the members of the board of directors, to provide enough reasons as to the independence of the proposed person, making all relevant recommendations.

In addition, the shareholders’ meeting must comply with all the requirements provided for in section 4, chapter XXI of the rules of the CNV as to the declaration of the independent nature or not of each of the persons proposed to serve as director.

13)	Appointment of Management Executives.

The Board of Directors does not consider it necessary to provide the reasons related to the selection, proposal and/or designation of management executives; taking into account the current market maturation context.

Visit the investors section, under the title “Our Management”, in the Bank’s Web site to see a list of the Bank’s management executives.

14)	Proportion of Independent Directors

In line with the best corporate governance practices, the board of directors of the Bank sponsors maintaining in its number at least three independent directors.

The board of directors further undertakes to disclose its composition and, for such purpose, it has created a specific section in the Bank’s corporate Web site, which indicates the capacity of independent director of those Directors who hold such capacity.

Neither Argentine law nor the by-laws of Banco Macro require us to have a stated majority of independent directors.

15)	Meeting of Independent Directors

The board of directors considers that as long as the board of directors maintains in its composition three independent directors, it shall not be necessary to set a specific policy to have exclusive meetings of independent directors. Notwithstanding the above, independent directors have a favorable environment to evaluate the holding of such meetings. The independent directors shall coordinate both the procedures of such meetings and the preparation of the agenda y the necessary documentation.

D.	RELATIONSHIP WITH SHAREHOLDERS

16)	Information to Shareholders

The Bank adheres to a transparency criterion that sponsors the broad and immediate disclosure of the financial information to investors and shareholders through a special section in its Web site and the CNV’s information highway.

17)	Answering Shareholders’ Queries and Questions

Banco Macro receives and answers all queries and questions made by the shareholders through its investor relations department, the purpose of which is to create and maintain relationships with institutional investors, analysts and other agents of the local and international financial system.

This department, operating within the finance department, organizes conference calls with investors from time to time, in which the Bank presents its quarterly income reports.

18)	Participation of Minority Shareholders in Shareholders’ Meetings

Banco Macro considers it is very important to sponsor and promote the attendance to and active participation of the minority shareholders at shareholders’ meetings.

There are no restrictions whatsoever limiting the participation of such shareholders and their rights are legally and statutorily guaranteed and protected.

19)	Control Market

Banco Macro statutorily adheres to the mandatory public offering system provided for in section 24 of the Decree No. 677/2001 (Public Offering Transparency System).

20)	Dividend Policy

The dividend distribution of financial entities is governed by Communication “A” 4664 issued by the BCRA.

As to Banco Macro, section 32 of its corporate by-laws establishes the way the shareholders’ meeting shall apply the net earnings reported in the financial statements approved by such body.

Banco Macro’s policy on dividend distribution is based on maintaining an adequate balance between the distributed amounts and the investment and expansion policies. It is important to mention that this dividend policy may be limited in the future due to market regulations and as a result of the strategic plans the Company may adopt from time to time.

E.	RELATIONSHIP WITH THE COMMUNITY

21)	Communication through theWeb

Banco Macro has a free-access Web site (www.macro.com.ar) that provides updated information, is user-friendly and also has a section through which the Bank receives customers’ queries and questions.

22)	Web Site Requirements

Banco Macro’s Web site meets the highest standards of confidentiality and integrity of information transmitted through electronic means.

F.	COMMITTEES

23)	Independent Director as Chairman of the Audit Committee

The Chairman of the Audit Committee is an independent Director.

24)	Rotation of Auditors and/or Independent Auditors

As to auditors’ rotation, Banco Macro has no specific policies in this regard.

Notwithstanding the above, the Bank neither disregards the rotation of auditors nor the implementation of any policy in that respect in the future.

As to the independent auditor, Banco Macro’s policy provides such independent auditor must rotate every five years. The adopted policy complies with the provisions issued by the CONAU (Accounting and Audit, Chapter F – Minimum Provisions on Independent Audits of the BCRA).

Nevertheless, Banco Macro does not adopt in that respect a policy, the purpose of which is the rotation of the firm responsible for the independent or external audit.

25)	Double Capacity as Auditor and Independent Auditor

The Board of Directors considers it is inappropriate for the members of the audit committee to serve, in addition, as independent or external auditors or to be members of the firm retained by the Bank to act as its independent auditors.

26)	Remuneration System

The shareholders’ meeting fixes a stated amount as annual remuneration for the directors pursuant to reasonability criteria and based on the results reported during their administration, taking into account the provisions of the Argentine Business Companies Law No. 19550, as amended and complemented.

In the Company’s current context, the Bank has not identified as necessary to create a remuneration committee. Nevertheless, such decision may be modified in the future.

27)	Designation and Corporate Governance Committee

The Shareholders’ meeting has introduced recent changes to the Company’s By-laws, granting the Board of Directors the authority to create such committee.

28)	Board of Directors Composition - Non-discrimination Policy

Banco Macro adopts as essential premise the adherence to the non-discrimination commitment, not only with respect to the election of directors but also in any circumstance, both internally and externally. Such behavioral standards are included in the Company’s Code of Ethics and Code of Business Conduct.

Banco Macro, among other companies, executed with the INADI (National Institute against Discrimination, Xenophobia and Racism, a governmental entity within the Argentine Ministry of Justice, Security and Human Rights) the agreement known as Red de Empresas por la Diversidad. The purpose of this agreement is to collaborate from the private business sector with the fight against discrimination, sponsoring conditions promoting inclusion, good corporate citizenship and the corporate social responsibility culture.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 5, 2009

MACRO BANK INC.

By: /s/
Name: Luis Cerolini
Title: Director